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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Water Pik Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

94113U 100

(Cusip Number)

Tennenbaum Capital Partners, LLC
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

                    This Amendment No. 3 to Schedule 13D relating to Water Pik Technologies, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on January 12, 2001, as amended by Amendment No. 1 thereto filed with the Commission on November 17, 2003 and Amendment No. 2 thereto filed with the Commission on December 8, 2003 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 4.	Purpose of Transaction.

                    The information in Item 4 is hereby amended and restated as follows:

                    On November 14, 2003, the Reporting Persons submitted a proposal to the Issuer for inclusion in the Issuer’s proxy statement and proxy card for its 2004 annual meeting of stockholders. The proposal, which is attached hereto as Exhibit 4 and incorporated herein by reference, requests that the Issuer’s board of directors take all necessary actions to declassify the board of directors and eliminate certain other anti-takeover defenses as soon as practicable.

                    On November 26, 2003, the Reporting Persons received a letter from the Issuer in which the Issuer stated its intention not to include a portion of the Reporting Persons’ proposal in the Issuer’s proxy statement and proxy card for its 2004 annual meeting of stockholders.

                    On December 4, 2003, the Reporting Persons submitted a response letter to the Issuer in which the Reporting Persons expressed their disappointment with the Issuer’s decision and reaffirmed their request that the Issuer include the entire proposal in its proxy statement and proxy card (or otherwise implement such proposal at or prior to the 2004 annual meeting). The response letter is attached hereto as Exhibit 5 and incorporated herein by reference.

                    On January 27, 2004, the Reporting Persons submitted a notice to the Issuer nominating persons for election as directors at the Issuer’s 2004 annual meeting of stockholders. The notice is attached hereto as Exhibit 6 and incorporated herein by reference.

                    The Reporting Persons intend to monitor and evaluate their investment in the Issuer on a continuing basis. Except as set forth herein, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of shares of the Issuer’s Common Stock from one or more sellers in the open market or otherwise and/or dispose of all or a portion of their shares of Common Stock in the open market or otherwise.

Item 7.	Exhibits.

                    The information in Item 7 is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement (previously filed as an exhibit to Schedule 13D).

Exhibit 2	Stock Purchase Agreement, dated as of December 29, 2000, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

Exhibit 3	Registration Rights Agreement, dated as of January 3, 2001, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

Exhibit 4	Notice of Intention to Present Business at 2004 Annual Meeting, dated November 14, 2003, submitted by the Reporting Persons to the Issuer (previously filed as an exhibit to Schedule 13D).

Exhibit 5	Letter, dated December 4, 2003, submitted by the Reporting Persons to the Issuer (previously filed as an exhibit to Schedule 13D).

Exhibit 6	Notice of Director Nominations at 2004 Annual Meeting, dated January 27, 2004, submitted by the Reporting Persons to the Issuer.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2004	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SPECIAL VALUE BOND FUND, LLC, a Delaware limited liability company

	By:	SVIM/MSM, LLC
	Its:	Managing Member

		By:	Tennenbaum & Co., LLC
		Its:	Managing Member

SPECIAL VALUE BOND FUND II, LLC, a Delaware limited liability company

	By:	SVIM/MSM II, LLC
	Its:	Managing Member

		By:	Tennenbaum & Co., LLC
		Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum

Michael E. Tennenbaum

Exhibit Index

Exhibit 1.	Joint Filing Agreement (previously filed as an exhibit to Schedule 13D).

Exhibit 2	Stock Purchase Agreement, dated as of December 29, 2000, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

Exhibit 3	Registration Rights Agreement, dated as of January 3, 2001, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

Exhibit 4	Notice of Intention to Present Business at 2004 Annual Meeting, dated November 14, 2003, submitted by the Reporting Persons to the Issuer (previously filed as an exhibit to Schedule 13D).

Exhibit 5	Letter, dated December 4, 2003, submitted by the Reporting Persons to the Issuer (previously filed as an exhibit to Schedule 13D).

Exhibit 6	Notice of Director Nominations at 2004 Annual Meeting, dated January 27, 2004, submitted by the Reporting Persons to the Issuer.